January 13, 2010
Via EDGAR filing and facsimile
Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Agilysys, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 24, 2009
File No. 0-05734
Responses to Comment Letter dated December 2, 2009
Dear Ms. Kim:
     On behalf of Agilysys, Inc., this letter responds to your letter dated December 2, 2009 providing comments to disclosure items included in Agilysys’ Preliminary Proxy Statement filed on November 24, 2009.
     Each of the Securities and Exchange Commission staff’s comments has been reproduced in bold below, followed by Agilysys’ response. Additionally, Agilysys has filed with this response letter Amendment No. 1 to Preliminary Proxy Statement that marks the changes effected by the amendment, per your instructions. Agilysys will incorporate each response in its Definitive Proxy Statement, subject to any additional comments you may have.
     In addition to changes in response to your comments, the amended Proxy Statement includes changes as a result of the Voting Trust Agreement between MAK Capital Fund LP, Paloma International L.P. and Computershare Trust Company, N.A., as detailed below.
     Agilysys acknowledges that:
•	Agilysys is responsible for the adequacy and accuracy of the disclosure in its Amendment No. 1 to Preliminary Proxy Statement and this response letter;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Agilysys may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Since the Board has determined to remain neutral . . . page 3
1.	We note that you believe a vote on a possible adjournment should serve the interests of the shareholders as a whole. Please revise to further describe, here or in another appropriate section, the reasons for supporting the adjournment proposal.
Response:
In response to comment 1, the following paragraphs have been added as new paragraphs four and five on page 19, under the section titled “Recommendation by the Board of Directors.”
“The Proxy Committee appointed by the Board will owe fiduciary duties to all of the shareholders in exercising its discretion on a motion to adjourn the Special Meeting. MAK Capital will not. The Board is unaware of any currently existing facts and circumstances that would be likely to cause the Proxy Committee to vote differently than MAK Capital on a motion to adjourn the Special Meeting; however, the Board believes that the shareholders as a whole will be better served if the facts and circumstances that may be relevant to the vote on a motion to adjourn, as they may exist at the time of the Special Meeting, are evaluated in light of the interests of all shareholders rather than those of a single shareholder.
THE BOARD OF DIRECTORS OF AGILYSYS IS RECOMMENDING THAT YOU VOTE FOR THE PROPOSAL TO APPROVE ANY MOTION TO ADJOURN THE SPECIAL MEETING IF DEEMED DESIRABLE BY AGILYSYS IN ITS SOLE DISCRETION.”
Certain Voting Procedures at the Special Meeting, page 8
2.	Please revise to estimate the number of votes required to approve the First Majority Approval and the Second Majority Approval. Refer to Item 21(a) of Schedule 14A.
Response:
In response to comment 2, the following paragraphs have been added as new paragraphs seven and eight on page 8, under the section titled “Certain Voting Procedures at the Special Meeting.”
“As of the Record Date, there were 23,096,119 Common Shares outstanding. Assuming all of the outstanding Common Shares are represented at the Special Meeting in person or by proxy, the affirmative vote of a majority of the outstanding Common Shares, or 11,548,060 Common Shares, in favor of the Control Share Acquisition would be required for the First Majority Approval.
As of the Record Date, 4,801,371 of the 23,096,119 outstanding Common Shares were known to Agilysys to be Interested Shares and therefore ineligible to vote in determining the Second Majority Approval. Assuming all of the outstanding Common Shares are represented at the Special Meeting in person or by proxy, and that no additional Common Shares are determined to be Interested Shares, the affirmative vote of a majority of the remaining outstanding Common Shares, or 9,147,374 Common Shares, in favor of the Control Share Acquisition would be required for the Second Majority Approval. Agilysys is not currently aware that any of the outstanding Common Shares are Interested Shares other than those held by Agilysys officers and Common Shares owned by MAK Capital and its affiliates.”
Background, page 10
3.	We note that Mr. Cueva is a director and a participant in MAK Capital’s proxy solicitation. Please describe any arrangements or agreements with the participants, including concerning board representation, if applicable.
Response:
In response to comment 3, the following sentences have been added after the second sentence in paragraph four on page 10, under the section titled “Background and Voting Trust Agreement.”
“The Board initially appointed Mr. Cueva to the Board after MAK Capital became a significant shareholder during the time period referenced above. The Nominating and Corporate Governance Committee subsequently nominated him for reelection by the shareholders, and the shareholders reelected him to a full three-year term. There was no agreement or arrangement between MAK Capital and Agilysys concerning Mr. Cueva’s initial appointment or subsequent nomination and election to the Board, and MAK Capital and Agilysys have not entered into any such agreement or arrangement since Mr. Cueva’s appointment to the Board.”
Voting Trust Agreement
In addition to changes in response to your comments, the amended Proxy Statement includes changes in connection with the Voting Trust Agreement between MAK Capital Fund LP, Paloma International L.P. and Computershare Trust Company, N.A. As a result of the time needed to finalize the Voting Trust Agreement, MAK Capital Fund LP, Paloma International L.P. and Agilysys agreed to reschedule the Special Meeting, and Agilysys set a new record date within 60 days of the meeting. These substantive changes to the Proxy Statement in connection with these events include:
1.	Change in the meeting, record and mailing dates, as noted on the Notice of Special Meeting of Shareholders and in various locations throughout the Proxy Statement;

2.	Language regarding an agreement between the parties to reschedule the meeting date, as noted on page 6;

3.	Revised description of the transaction in the section titled “Background and Voting Trust Agreement” to reflect the negotiations of a possible voting agreement, the existence of the Voting Trust Agreement and the additional special meetings of the Board on January 8 and January 13, 2010 to consider the consequences of the Voting Trust Agreement, as noted on pages 10 through 14;

4.	A discussion in the section titled “Background and Voting Trust Agreement” to describe the material terms of the Voting Trust Agreement, as noted on pages 12 and 13;

5.	Revised factors of consideration under the section titled “Recommendation by the Board of Directors” in light of the Voting Trust Agreement, as noted on pages 16 through 19;

6.	Addition of the Voting Trust Agreement as Exhibit C; and

7.	Corresponding revisions to the form of Proxy.
     Additionally, changes were made in the Proxy Statement to reflect revised outstanding common shares and beneficial ownership of common shares due to the revised record date and the change in control implications for equity awards due to the increased stock price since our initial filing.
     If you need additional information or have further questions, please feel free to contact me at 440.519.8634.

Respectfully submitted,

/s/ Kathleen A. Weigand

Kathleen A. Weigand
General Counsel and Senior Vice President, Human Resources

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